

December 19, 2013

Via E-mail
Daniel Rodriguez
Chief Executive Officer
Cencosud S.A.
Av. Kennedy 9001, Piso 6
Las Condes, Santiago, Chile

> **Re:** **Cencosud S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed May 7, 2013**
> **File No. 001-35575**

Dear Mr. Rodriguez

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Key Information, page 1

A. Selected Financial Data, page 1

1. We note that you prepared your financial statements as of and for the year ended December 31, 2009 in accordance with IFRS as issued by the IASB when you adopted IFRS in 2010. Please tell why you omitted selected financial data for fiscal 2009 given that Item 3.A of Form 20-F requires you to provide selected historical financial data for each financial year for which you prepared financial statements in accordance with IFRS as issued by the IASB.

Item 5. Operating and Financial Review and Prospects, page 100

A. Operating Results, page 100

2. Please tell us your consideration of disclosing the impact of foreign currency translation on revenues and expenses for each year presented.

B. Liquidity and Capital Resources, page 123

Analysis of Cash Flows, page 129

3. We note that net cash used in investing activities and net cash from financing activities for 2012 are not consistent with what is shown in the consolidated statements of cash flows. We also note that you reported a net cash inflow of Ch$33,593 in 2012 rather than a net cash outflow as disclosed in the first paragraph of your discussion of cash flows for the year ended December 31, 2012 compared to the year ended December 31, 2011. Please revise or advise.

Financial Statements, page F-1

Notes to the consolidated financial statements, page F-10

2 Summary of main accounting policies, page F-11

2.21 Revenue recognition, page F-26

4. We note your disclosure in the second risk factor on page 17 that you derive a significant portion of your revenues from ordinary activities from allowances and promotional incentives granted by your suppliers. Please tell us the amount of such allowances and promotional incentives for each year presented. Please also tell us your basis in IFRS to recognize such allowances and promotional credits as revenue as opposed to a reduction of inventory costs and related costs of sales.

13 Goodwill, page F-81

5. We note goodwill was 61% of the purchase price in the Carrefour transaction. Please tell us how you determined the purchase price allocations, including the details of your valuation methodologies and key assumptions used in determining the fair values of the various assets acquired and liabilities assumed, the basis for the assumptions and valuation methodologies used and whether you used an independent valuation firm to assist in the valuations. In addition, please tell us your consideration of disclosing the amounts of revenue and profit or loss of the acquiree since the acquisition date included in comprehensive income and the revenue and profit or loss of the combined entity for the current reporting period as though the acquisition date for all business combinations

that occurred during the year had been as of the beginning of the period. Please refer to paragraph B64(q) of IFRS 3.

6. We note your disclosure that goodwill was attributed to future economic benefits related to the entry to the Colombian market and development of potential business segments. Noting the significance of goodwill, please explain to us and provide more qualitative disclosure of the factors that make up goodwill including the expected entity specific synergies and explain whether there were intangible assets that did not qualify for separate recognition. Furthermore we note in the third quarter of 2013 your operations in Colombia were negatively affected by economic conditions in that country. Please explain the effect this may have had on the expected synergies related to the future economic benefits in the Colombian market.

14 Property, plant and equipment, page F-88

14.3 Reconciliation of changes in property, plant and equipment, page F-90

7. Please tell us what removals represent and the overall impact on your financial statements.

17 Other financial liabilities, current and non-current, page F-98

17.6 Restrictions, page F-107

8. We note your disclosure regarding the various restrictions contained in your debt agreements and the debt agreements of your subsidiaries. Please tell us your consideration of disclosing the nature and extent of any significant restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends or to repay loans or advances. Refer to IAS 27.41(d). In addition, please note that if restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Schedule I of Rule 5-04 of Regulation S-X. Please tell us your consideration of providing Schedule I.

18 Trade accounts payable and other payables, page F-132

9. We note that you present two tables for each period on page F-133 outlining the aging of trade and other payables as of December 31, 2012 and 2011. Please tell to us what each table represents as they appear to present similar information.

23 Net equity, page F-137

> 10. Please tell us your consideration of disclosing a reconciliation of the number of shares of capital stock outstanding at beginning and at the end of the period in accordance with paragraph 79((a)(iv) of IAS 1.

29 Restrictions, contingencies, legal proceedings and other matters, page F-160

> 11. We note your disclosure that contingencies and legal proceedings are deemed to be of a remote outcome. Please explain to us how the suit filed against G Barbosa Comercial (Brazil) is deemed remote based on your disclosure that the request for payment of fines has been confirmed in the first and second instance rulings and is awaiting appeal. We also note your disclosure that there is no evidence that could support a reasonable estimate of the amount in question. Please explain to us why there is no evidence to support a reasonable estimate given there has been a first and second ruling confirming the fines, and why the amount of the fines and number of employees cannot be estimated from the class action suit.

33 Stock options, page F-165

> 12. Please tell us your consideration of disclosing the weighted average remaining contractual life for share options outstanding at the end of the period. Please refer paragraph 45(d) of IFRS 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Juan Manuel Parada, Chief Financial Officer